Exhibit (a)(1)(v)

EBAY INC.

AGREEMENT TO TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS FOR RESTRICTED STOCK UNITS, OPTIONS OR CASH PAYMENTS, DATED AUGUST 10, 2009 (AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Offer Election Form and submitting it via eBay’s offer website by no later than 9:00 p.m. Pacific Daylight Time (“PDT”) on September 11, 2009, unless we extend the Offer. You may change or withdraw this election by submitting a new properly completed Election Form via the Stock Option Exchange Election site at http://www.eBayStockOptionExchange.com prior to 9:00 p.m. PDT on the completion date, which will be September 11, 2009, unless we extend the Offer.

If for any reason you are unable to access eBay’s offer website, you may submit a paper copy of your Election Form by facsimile to (212) 809-8838 but it must be completed, signed and received by no later than 9:00 p.m. PDT on September 11, 2009 (or such later time and date as may apply if the offer is extended).

By electing to exchange my eligible options, I understand and agree to all of the following:

1. I hereby agree to exchange my eligible options indicated on the Election Form for new RSUs, new options or a cash payment as determined in accordance with the Offer to Exchange on the terms of the Offer as set forth in the Offer to Exchange, of which I hereby acknowledge receipt. Each eligible option indicated on the Election Form will be cancelled, on a grant-by-grant basis, on September 11, 2009 or, if the Offer is extended, on the extended completion date. Any new RSUs or new options (if I am employed by eBay in Canada), as determined in accordance with the Offer to Exchange, will be granted to me on September 11, 2009, in accordance with the terms of the Offer or, if the Offer is extended, on the completion date of the extended Offer and any cash payment (if I am employed by eBay in China, Estonia, Germany, Ireland, the Netherlands, South Korea, Switzerland, the United Kingdom or the United States and would be eligible to receive a cash payment) will be made to me promptly after such date.

2. The Offer is currently set to expire at 9:00 p.m. PDT on September 11, 2009, unless eBay, in its discretion, extends the period of time during which the Offer will remain open.

3. If I cease to be an active employee of eBay or its majority-owned subsidiaries before the expiration of the Offer, I will not receive any new RSUs, new options or a cash payment. Instead, I will keep my current eligible options and they will expire in accordance with their existing terms.

4. Until 9:00 p.m. PDT on September 11, 2009, I will have the right to change the elections that I have made with respect to some or all of my eligible options that I elected to exchange or elected not to exchange. HOWEVER, AFTER 9:00 P.M. PDT ON SEPTEMBER 11, 2009, I WILL HAVE NO ABILITY TO CHANGE MY ELECTION. The last properly submitted election electronically via the Stock Option Exchange election site or via facsimile to (212) 809-8838 prior to the expiration of the Offer shall be binding. Until the offering period closes on 9:00 p.m. PDT on September 11, 2009, I may withdraw my tendered eligible options at any time.

5. The tender of some or all of my eligible option grants will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by eBay of my eligible options pursuant to the Offer will constitute a binding agreement between eBay and me upon the terms and subject to the conditions of the Offer.

6. I am the registered holder of the eligible options tendered hereby, and my name and other information appearing on the Election Form are true and correct.

7. I am not required to tender some or all of my eligible options pursuant to the Offer.

8. EBAY AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OFFER CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

9. Under certain circumstances set forth in the Offer to Exchange, eBay may terminate or amend the Offer and postpone its acceptance of the eligible options I have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

10. I understand that: (i) the value of any shares obtained upon vesting of the new RSUs or exercise of the new options made pursuant to the Offer to Exchange is an extraordinary item which is outside the scope of my employment contract, if any; (ii) the new RSUs, new options, any shares acquired upon vesting or exercise thereof, and any cash payments are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

11. I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the Stock Option Exchange Program resulting from termination of my employment with eBay or any of its majority-owned subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws) and I irrevocably release eBay and its majority-owned subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim and any relief in connection therewith.

12. Regardless of any action that eBay or its majority-owned subsidiaries take with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer to Exchange, the new RSUs, the new options or any cash payment, as applicable (“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by eBay or its majority-owned subsidiaries, if any. I further acknowledge that eBay and/or its majority-owned subsidiaries (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer to Exchange and the new RSUs, new options, or any cash payment, as applicable, including, but not limited to, the exchange of eligible options, grant, vesting of the new RSUs or exercise of the new options, the cash payment, the issuance of shares of eBay common stock upon vesting of the new RSUs or exercise of the new options, and the subsequent sale of shares acquired pursuant to such issuance; and (2) do not commit to and are under no obligation to structure the terms of the Offer to Exchange or new RSUs, new options or any cash payment, as applicable, to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the grant of the new RSUs, new options or any cash payment, as applicable, and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that eBay and/or any of its majority-owned subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize eBay and/or any of its majority-owned subsidiaries to withhold all Tax-Related Items legally payable by me pursuant to the terms of my new award agreement and the 2008 Equity Incentive Award Plan, 2003 Deferred Stock Unit Plan or 2001 Equity Incentive Plan, as applicable, and including any country-specific appendix thereto and any other country-specific documentation.

13. I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described in the Offer to Exchange and my applicable award agreement by and among, as applicable, my employer, eBay and its majority-owned subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Offer to Exchange and the applicable plan. I understand that eBay and my employer may hold certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any shares of or directorships held in eBay or any of its majority-owned subsidiaries, details of all options, RSUs or any other entitlement to eBay shares awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the exclusive purpose of implementing, administering and managing the plans and the Offer to Exchange (collectively, “Personal Data”). I understand that Personal Data will be transferred to E*Trade Financial, Stock Option Solutions, D.F. King & Co., Inc. and to any other third party assisting in the implementation, administration and management of the applicable plan and the Offer to Exchange. I understand that the recipients of the Personal Data may be located in my country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than my country. I understand that I may request a list with the names and addresses of any potential recipients of Personal Data by contacting my local human resources representative. I authorize eBay, my employer, E*Trade Financial, Stock Option Solutions, D.F. King & Co., Inc. and any other recipients of Personal Data which may assist eBay (presently or in the future) with implementing, administering and managing the Offer to Exchange and the plans to receive, possess, use, retain and transfer Personal Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the Offer to Exchange and the applicable plan, including any requisite transfer of Personal Data as may be required to a broker or other third party with whom I may elect to deposit any shares issued upon vesting of the new RSUs or exercise of the new options, as applicable. I understand that Personal Data will be held only as long as is necessary to implement, administer and manage my participation in the Offer to Exchange and the applicable plan. I understand that I may, at any time, view Personal Data, request additional information about the storage and processing of Personal Data, require any necessary amendments to Personal Data or refuse or withdraw the consent herein, in any case without cost, by contacting in writing my local human resources representative. I understand that refusal or withdrawal of consent may affect my ability to participate in the Stock Option Exchange Program and the applicable plan. I understand that I may contact my local human resources representative for more information on the consequences of my refusal to consent or withdrawal of consent.

14. I UNDERSTAND THAT IF I DO NOT CLEARLY MARK THE BOX ELECTING TO EXCHANGE EACH OF MY ELIGIBLE OPTIONS ON THE ELECTION FORM, SUCH ELIGIBLE OPTIONS WILL NOT BE EXCHANGED.

15. I FURTHER UNDERSTAND THAT IF I AM EMPLOYED BY EBAY OR ONE OF ITS MAJORITY-OWNED SUBSIDIARIES IN ISRAEL OR THE NETHERLANDS, IF I DO NOT ENTER INTO A CONSENT AGREEMENT FOR ANY ELIGIBLE OPTIONS I WISH TO EXCHANGE AGREEING TO THE TERMS OF THE APPLICABLE TAX RULING FOR SUCH COUNTRY, MY ELECTION FORM WILL NOT BE ACCEPTED BY EBAY.

I understand that none of the officers or employees of eBay, the Board of Directors of eBay or the Compensation Committee of the Board of Directors of eBay is making any recommendation as to whether I should exchange or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the new RSUs or new options may decline in value. I further understand that past and current market prices of eBay common stock may provide little or no basis for predicting what the market price of eBay common stock will be in the event I elect to exchange my options in accordance with the terms of this offer or at any other time in the future.

This Agreement does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) this Agreement to Terms of Election; (4) the consent agreement for Israel or the Netherlands, as applicable; and (5) if employed by us in Canada, the 2001 Equity Incentive Plan and Form of Option Agreement or, if employed by us outside of Canada, the 2008 Equity Incentive Award Plan, the 2003 Deferred Stock Unit Plan and/or the Rules of the eBay Inc. 2003 Deferred Stock Unit Plan, as amended, for the Grant of Restricted Stock Units to Participants in France and the applicable Form of Restricted Stock Unit Agreement, including any country-specific appendix and any other country-specific documentation.

If you are not able to submit your election electronically via the Stock Option Exchange election site, you must complete a paper Election Form and return it to D.F. King & Co., Inc. via facsimile at (212) 809-8838 by 9:00 p.m. PDT on September 11, 2009 (unless the Offer is extended). To obtain a paper Election Form, please contact D.F. King & Co., Inc. as follows:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

(888) 795-8691 (toll free in the U.S. and Canada) or (718) 559-4078 (call collect)

DELIVERY OF YOUR PAPER ELECTION FORM OTHER THAN VIA FACSIMILE, OR TO A NUMBER OTHER THAN THE FACSIMILE NUMBER ABOVE, WILL NOT CONSTITUTE VALID DELIVERY.